UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

ALECTOR, INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

014442 107

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐Rule 13d-1(b)

☐Rule 13d-1(c)

☒Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 014442 107

1	NAME OF REPORTING PERSON: Arnon Rosenthal
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,355,398(1)
	6	SHARED VOTING POWER 3,930,375(2)
	7	SOLE DISPOSITIVE POWER 3,355,398(1)
	8	SHARED DISPOSITIVE POWER 3,930,375(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 7,285,773(1)(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
11	8.5%(3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(1) Consists of (i) 1,385,303 shares of common stock held of record by Arnon Rosenthal (the “Reporting Person”) and (ii) 1,970,095 shares of common stock that are issuable upon exercise of outstanding options within 60 days of December 31, 2023 to the Reporting Person.

(2) Consists of (i) 1,972,875 shares of common stock held of record by The Rosenthal Family Revocable Trust Dated November 4, 1994, as restated on June 9, 1999, for which the Reporting Person serves as trustee; (ii) 652,500 shares of common stock held of record by The Adi Rosenthal 2007 Trust dated March 27, 2007, for which the Reporting Person serves as trustee; (iii) 652,500 shares of common stock held of record by The Noam Rosenthal 2007 Trust dated March 27, 2007, for which the Reporting Person serves as trustee and (iv) 652,500 shares of common stock held of record by The Shani Rosenthal 2007 Trust dated March 27, 2007, for which the Reporting Person serves as trustee.

(3) Based on 84,136,381 shares of the Issuer’s common stock outstanding as of November 2, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023, filed with the Securities and Exchange Commission on November 7, 2023.

Item 1

(a) Name of Issuer:

Alector, Inc.

(b) Address of Issuer’s Principal Executive Offices:

131 Oyster Point Blvd., Suite 600

South San Francisco, California 94080

Item 2

(a) Names of Persons Filing:

Arnon Rosenthal (the “Reporting Person”)

(b) Address or principal business office or, if none, residence:

The principal business office address of the Reporting Person is:

c/o Alector, Inc.

131 Oyster Point Blvd., Suite 600

South San Francisco, California 94080

(c) Citizenship:

Reference is made to the response to item 4 on page 2 of this Schedule 13G (this “Schedule”), which responses are incorporated herein by reference.

(d) Title and Class of Securities:

Common Stock, par value $0.0001 per share.

(e) CUSIP No.:

014442 107

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4. Ownership

Reference is hereby made to the responses to items 5-9 and 11 of page 2, which responses are incorporated herein by reference.

Item 5. Ownership of Five Percent or Less of a Class

Not applicable.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person

Not applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certifications

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 8, 2024

/s/Arnon Rosenthal
Arnon Rosenthal